June 29, 2005

                                                       direct dial: 817.420.8209
                                                               vrew@winstead.com

                                                       direct dial: 817.420.8225
                                                            jhoover@winstead.com
Via Federal Express
-------------------

Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Response to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed June 3, 2005 (File No. 5-37771), which was previously filed on April 19, 2005 and originally filed on March 7, 2005, and the Schedule 14A filed June 3, 2005 (File No. 0-09574) , which was previously filed on April 18, 2005 and originally filed on March 7, 2005, of United Systems Technology, Inc.

Dear Ms. Mills-Apenteng:

         As legal counsel to United Systems Technology, Inc. (the "Company"), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 23, 2005 (the "Comment Letter") with respect to the above-referenced Schedule 13E-3 (the "Schedule 13E-3") and Schedule 14A (the "Schedule 14A"). Enclosed herewith is one clean and one black-lined copy of Amendment No. 3 to the Schedule 14A (the "Amendment"), which, in response to the Comment Letter, includes revisions to the Schedule 14A. Also enclosed is a copy of the Company's acknowledgment letter in response to a request contained in your April 5, 2005 comment letter to the Company.

         For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company's responses thereto. As applicable, after each of our responses below, we have also provided the page number of the black-lined copy of the Amendment to indicate where changes in response to your comments are located within such copy.

General
-------

     1. The Company will file all future correspondence submitted to the Staff in response to your comments on EDGAR, tagged as "CORRESP." Our previous response letters dated April 15, 2005 and June 3, 2005 have been so filed on June 27, 2005, and this response letter is being so filed as of the date first set forth above.

     2. Your comment is duly noted. As indicated in Item 2 of our April 15, 2005 response letter, the Company does consider the application of Rule 14a-12 with respect to any of its communications to shareholders that may constitute proxy solicitations. The Company does not, and did not, consider the contents of its May 20, 2005, May 31, 2005, or June 3, 2005 press releases to constitute proxy solicitations nor intend for any such press releases to constitute proxy solicitations. That being said, the Company will continue to take the possible application of Rule 14a-12 into consideration with respect to future written communications.

Schedule 14A
------------

     3. The Company has corrected the tag on its April 18, 2005 proxy filing (which was previously inadvertently mislabeled as a "definitive" proxy filing) by resubmitting such filing on EDGAR with a "preliminary" tag on June 27, 2005. However, we have been informed by an SEC Information Officer of Corporate Finance (Jacob Fien-Helfman, 505-551-3506) that the original, mislabeled "definitive" proxy filing cannot be removed from the SEC's web site. Therefore, the web site will reflect both "definitive" and "preliminary" filings corresponding to our first amended filing to the Schedule 14A. Again, we apologize for this discrepancy.

Special Factors
---------------

Fairness of the Transaction
---------------------------

      4. We have revised the disclosure as requested.

         [See Page 20 of the black-lined Proxy Statement.]

      5. We have revised the disclosure as requested.

         [See Page 21 of the black-lined Proxy Statement.]

         With respect to going concern value (which the Board of Directors factored in to its determination of the fairness of the Reverse/Forward Stock Split to unaffiliated shareholders), the Board of Directors relied on the going concern value presented in the Valuation Report. The Board of Directors did not independently conduct its own analysis of going concern value. The removal of the earlier references to the Board of Directors' adoption of W&T's analysis was not intended to diminish the disclosure regarding the reliance of the Board of Directors thereon. In re-reviewing the disclosure, and in consideration of your comment, we have once again included the express statement that the Board of Directors has adopted the conclusion and analyses of W&T contained in the Valuation Report and W&T update letter.

         [See Pages 6, 21, and 29 of the black-lined Proxy Statement.]

      6. We have revised the disclosure as requested.

         [See Page 21 of the black-lined Proxy Statement.]

         The referenced market premiums were obtained from compilations of publicly-available information prepared by reputable investment banking firms. The Company did not request or pay for any such compilations, as they were provided by the investment banking firms through their marketing efforts. It should also be noted that the compilations did not identify any of the underlying issuers. Finally, the compilations were presented to the Board of Directors prior to the Company's receipt of the Constellation indication of interest letter. In fact, they were presented to the Board of Directors during the early stages of its deliberations over the Reverse/Forward Stock Split and prior to its approval of the initial per share consideration of $0.0675 per share of Common Stock on March 3, 2005.

     7. We have revised the disclosure regarding the June 2, 2005 meeting of the Board of Directors to further explain the increase in the cash out price to $0.08.

         [See Page 34 of the black-lined Proxy Statement.]

         As now indicated, two significant developments occurred since the cash out price was initially set to $0.0675: (i) an increase in the then-current market price for the Common Stock from $0.057 to $0.0735; and (ii) the Constellation indication of interest letter. While it is true that W&T did not alter its initial fair market valuation as a result of either of these developments, the directives of W&T and the Company are not the same. W&T was solely engaged to evaluate the fair market value of the Common Stock on a non-controlling interest basis (without a view towards the fairness of the going private transaction or the cash consideration involved). W&T's financial models did not attribute enough weight to current market price for clause (i) above to have an impact on its initial fair market value, and clause (ii) above was not relevant to W&T since the Constellation indication of interest letter was based on a controlling interest value.

         In contrast to W&T, the Company is required to ensure that the going private transaction and the cash consideration involved are fair to both Cashed-Out Shareholders and Continuing Shareholders. The Board of Directors has determined that the interests of these two sets of shareholders may be balanced by approving a cash-out price that provides a premium over the historical and current market prices of the Common Stock. As a result of the above considerations, the Board of Directors concluded that an increased premium was warranted. As for the $0.08 cash out price itself, such price was the first presented at the June 2, 2005 meeting of the Board of Directors and received the unanimous approval of the Board of Directors. As a result, no other prices were considered.

     8.  We have revised the disclosure as requested.

         [See Pages 32 and 33 of the black-lined Proxy Statement.]

         The discussion of the deliberations of the Board of Directors for May 12, 2005 and May 16, 2005 now indicate that the Company was not for sale at the price and subject to the conditions presented by the Constellation indication of interest letter (which was the original intent behind the "not for sale" references). We believe that this is consistent with your interpretation. At some point, an indication of interest could include a mix of price and conditions which would warrant that the Board of Directors consider a sale of the Company. However, we have not revised the references to "currently not for sale" which appear in the discussion of the deliberations of the Board of Directors for May 18, 2005 and May 20, 2005, as these references reflect true and accurate statements. Having only knowledge of the Constellation indication of interest letter, the Board of Directors determined that the Company was currently not for sale.

Summary Financial Information.
------------------------------

     9. We have revised the disclosure as requested by providing the most recent financial information for the quarterly period ending March 31, 2005.

         [See Page 35 of the black-lined Proxy Statement.]

                                 ---------------

         Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff's Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8209 or (817) 420-8225, respectively.

                                                     Sincerely,



                                                     Vernon E. Rew, Jr.




                                                     Justin A. Hoover

VER:jah
Enclosures

cc:      Barbara C. Jacobs (w/ encl.)
         Assistant Director, Division of Corporate Finance, SEC

         Thomas E. Gibbs (w/ encl.)
         Randall L. McGee (w/ encl.)

June 29, 2005

Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Acknowledgments Relating to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed June 3, 2005 (File No. 5-37771), which was previously filed on April 19, 2005 and originally filed on March 7, 2005, and the
                  Schedule 14A filed June 3, 2005 (File No. 0 -09574) , which was previously filed on April 18, 2005 and originally filed on March 7, 2005, of United Systems Technology, Inc.

Dear Ms. Mills-Apenteng:

         The acknowledgments below are being provided in connection with the responses of United Systems Technology, Inc. (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 23, 2005 (the "Comment Letter") with respect to the above-referenced filings.

         On behalf of the Company, I hereby acknowledge that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

          o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please let me know if I can be of any further assistance.

                             Sincerely,



                             Randall L. McGee,
                             Secretary, Treasurer, and Vice President-Finance of United Systems Technology, Inc.



cc:      Barbara C. Jacobs
         Assistant Director, Division of Corporate Finance, SEC

         Thomas E. Gibbs
         Vernon E. Rew, Jr.
         Justin A. Hoover